SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 10)
                              ________________

                       CHOCK FULL O'NUTS CORPORATION
                              (NAME OF ISSUER)
                              ________________

                   COMMON STOCK, $.25 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ________________

                                   170268
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ________________

                         RODERICK A. PALMORE, ESQ.
            SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            SARA LEE CORPORATION
                         THREE FIRST NATIONAL PLAZA
                          CHICAGO, ILLINOIS 60602
                               (312)726-2600
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                       CHARLES W. MULANEY, JR., ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700


                              OCTOBER 18, 1999

          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



      This Amendment No. 10 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated April 12, 1999, as previously amended (the "Original Schedule 13D"), relating to the Common Stock.

 Item 1    Security and Issuer.

      This Amendment relates to the Common Stock, par value $.25 per share (the "Company Common Stock"), of Chock full o'Nuts Corporation (the "Company"). The Company's principal executive offices are located at 370 Lexington Avenue, New York, New York 10017.

 Item 3    Source and Amount of Funds or Other Consideration.

      The common stock of Sara Lee, par value $.01 per share ("Sara Lee Common Stock"), to be issued in consideration for all of the outstanding shares of Company Common Stock are to be issued from Sara Lee's authorized but unissued Sara Lee Common Stock. The cash to be paid in lieu of fractional shares is to come from internally generated funds of Sara Lee.

 Item 4    Purpose of the Transaction.

      On October 18, 1999, the merger of CFN Acquisition Corporation ("CFN"), a New York corporation and wholly-owned subsidiary of Sara Lee Corporation ("Sara Lee"), with and into the Company (the "Merger") was consummated in accordance with the terms of the Agreement and Plan of Merger, dated as of June 8, 1999 (the "Merger Agreement"), among Sara Lee, CFN and the Company, and the Company became a wholly-owned subsidiary of Sara Lee. In accordance with the Merger Agreement, each shareholder of the Company will be entitled to receive 0.4707 of a share of Sara Lee Common Stock per share of Company Common Stock, plus cash in lieu of fractional shares. The Company's shares are no longer traded on the New York Stock Exchange and application has been made to de-register the shares under the Securities Exchange Act of 1934, as amended.

 Item 5    Interest in Securities of the Issuer.

      (a-c) By virtue of the Merger, as of October 18, 1999 Sara Lee acquired all of the outstanding shares of Company Common Stock.

 Item 6    Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the Issuer.

      Pursuant to the Merger Agreement, effective October 18, 1999, CFN was merged with and into the Company, and the Company became a wholly-owned subsidiary of Sara Lee. In the Merger, the Company's shareholders will receive 0.4707 of a share of Sara Lee Common Stock for each share of Company Common Stock.

 Item 7    Exhibits.

 Exhibit
 Number     Exhibit
 -------    -------

 1(a) Joint Press Release of Sara Lee and Chock full o'Nuts Corporation dated October 18, 1999.


                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:   October 25, 1999

                                      SARA LEE CORPORATION

                                      By: /s/ R. Henry Kleeman
                                          -----------------------------
                                      Name:  R. Henry Kleeman
                                      Title: Vice President, Deputy General
                                             Counsel and Assistant Secretary



                               EXHIBIT INDEX

 Exhibit
 Number         Exhibit
 --------       -------

 1(a) Joint Press Release of Sara Lee and Chock full o'Nuts Corporation dated October 18, 1999.